UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Amendment No. 1

Under the Securities and Exchange Act of 1934

Northsight Capital, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

66702 Q 203
(CUSIP Number)
07/29/2015
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this is filed: Rule 13d-1(b) . Rule 13d-1(c) X . Rule 13d-1(d) .

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note:

This Amendment is made to correct the number of warrants owned at the original filing date (no change in number of securities beneficially owned). In addition, this amendment reflects a purchase made after the date of filing of the original Schedule 13G.

Page 1 of 5 pages

CUSIP NO. 66702 Q 203		Page 2 of 5 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Sandor Capital Master Fund, LP IRS Identification No. 27-0013809

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) . (b) .

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF	5	SOLE VOTING POWER 22,883,000 shares
SHARES
BENEFICIALLY OWNED BY EACH REPORTING	6	SHARED VOTING POWER None
PERSON
WITH	7	SOLE DISPOSITIVE POWER 22,883,000 shares

	8	SHARED DISPOSITIVE POWER None
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,883,000 (1)

(1)

Includes warrants to purchase 7,416,000 shares of common stock, 3,416,000 of which are currently exercisable and the remaining 4,000,000 are exercisable upon 75 days’ notice.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES .
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8%

12	TYPE OF REPORTING PERSON OO

CUSIP NO. 66702 Q 203		Page 3 of 5 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) John Lemak

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) . (b) .

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF	5	SOLE VOTING POWER 22,883,000 shares
SHARES
BENEFICIALLY OWNED BY EACH REPORTING	6	SHARED VOTING POWER None
PERSON
WITH	7	SOLE DISPOSITIVE POWER 22,883,000 shares

	8	SHARED DISPOSITIVE POWER None
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,883,000 (1)

(1)

Includes warrants to purchase 7,416,000 shares of common stock, 3,416,000 of which are currently exercisable and the remaining 4,000,000 are exercisable upon 75 days’ notice.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES .
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8%

12	TYPE OF REPORTING PERSON IN

Item 1(a)

The name of the issuer is Northsight Capital, Inc.

Item 1(b)

The address of the Issuer's principal executive offices is: 7740 East Evans Rd. Scottsdale, AZ 85260

Tel. Number:  480-385-3893

Item 2(a)

The names of the reporting persons are: Sandor Capital Master Fund, LP and John Lemak

Item 2(b)

The address of Sandor Capital Master Fund, LP is 2828 Routh St., St. 500, Dallas, TX 75201

The address of John Lemak is: 4410 Bordeaux Avenue, Dallas, TX  75205

Item 2(c)

The Place of organization of Sandor Capital Master Fund, LP is Texas

The citizenship of john Lemak is:  USA

Item 2(d)

The title of the class of securities is:  Common Stock, $0.001 par value

Item 2(e)

The CUSIP Number of the securities is: 66702 Q 203

Item 3

This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4

Ownership:

Each Reporting Person is the beneficial owner of the 22,883,000 shares reported hereby, representing 19.8% of the class of securities (includes 7,416,000 shares issuable upon exercise of warrants).

Each Reporting Person has:

(i)

sole power to vote or to direct the vote of:  22,883,000 shares

(ii)

shared power to vote or to direct the vote of:  0  shares

(iii)

sole power to dispose or to direct the disposition of:  22,883,000 shares

(iv)

shared power to dispose or to direct the disposition of:  0 shares

Item 5

Ownership of Five Percent or Less of Class:  Not Applicable

Item 6

Ownership of More than Five Percent on Behalf of another Person:  Not Applicable

Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:  Not Applicable

Item 8

Identification and Classification of Members of the Group:  Not Applicable

Item 9

Notice of Dissolution of Group:  Not Applicable

Item 10

Certification:

By signing below, each reporting person certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

October 20, 2015

       Date

Sandor Capital Master Fund, LP

/s/John Lemak/

By: John Lemak, General Partner

/s/John Lemak /

John Lemak, individually

Exhibit 1

JOINT FILING AGREEMENT

Schedule 13G

Each of the undersigned (John Lemak and Sandor Capital Master Fund, LP) does hereby agree that the Schedule 13G to which this Exhibit 1 is attached is being filed on his/her/its behalf.

Sandor Capital Master Fund, LP

/s/John Lemak/

By: John Lemak, General Partner

/s/John Lemak /

John Lemak, individually